Exhibit 1

GENTIUM S.p.A.

QUARTERLY REPORT

For the period ended June 30, 2009

GENTIUM S.p.A.
QUARTERLY REPORT, JUNE 30, 2009

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the captions “Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our Form 20-F or other filings with the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, those relating to:

•	our expectations for increases or decreases in expenses;

•	our expectations for the development, manufacturing, and approval of defibrotide or any other products we may acquire or in-license;

•	our expectations for incurring additional capital expenditures to expand our research and development capabilities;

•	our expectations for becoming profitable on a sustained basis;

•	our expectations or ability to enter into marketing and other partnership agreements;

•	our expectations or ability to enter into product acquisition and in-licensing transactions;

•	our estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;

•	our intention to seek additional financing in order to provide funding to continue as a going concern;

•	our expectations or ability to meet the continued listing requirements of the NASDAQ Stock Market;

•	our expected losses; and

•	our expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date of this report.  Except as required by applicable laws, we assume no responsibility for updating any forward-looking statements.

PART 1. FINANCIAL INFORMATION

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands except share and per share data)

	December 31, 2008	June 30, 2009 (unaudited)
ASSETS
Cash and cash equivalents	€11,491	€1,359
Accounts receivable	625	2,545
Accounts receivable from related parties, net	320	10
Inventories, net	907	1,138
Prepaid expenses and other current assets	2,178	1,741
Total Current Assets	15,521	6,793

Property, manufacturing facility and equipment, at cost	21,019	21,267
Less: Accumulated depreciation	10,268	10,904
Property, manufacturing facility and equipment, net	10,751	10,363

Intangible assets, net of amortization	95	84
Available for sale securities	510	523
Other non-current assets	24	116
Total Assets	€26,901	€17,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€5,823	€4,487
Accounts payable to Crinos	4,000	-
Accounts payable to related parties	325	114
Accrued expenses and other current liabilities	810	831
Current portion of capital lease obligations	65	66
Current maturities of long-term debt	1,346	1,240
Total Current Liabilities	12,369	6,738

Long-term debt, net of current maturities	3,268	2,656
Capital lease obligation	158	125
Termination indemnities	655	632
Total Liabilities	16,450	10,151

Share capital (€1.00 and no par value as of December 31, 2008 and June 30, 2009, respectively; 18,454,292 shares authorized; 14,956,317 shares issued at December 31, 2008 and June 30, 2009)	14,956	14,956
Additional paid in capital	90,619	91,336
Accumulated other comprehensive loss	(17)	(4)
Accumulated deficit	(95,107)	(98,560)
Total Shareholders’ Equity	10,451	7,728
Total Liabilities and Shareholders’ Equity	€26,901	€17,879

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
Revenues:
Product sales to related party	€-	€-	€555	€195
Product sales to third parties	1,156	1,520	2,355	2,297
Name patient program sales, net	-	1,035	-	1,035
Total product sales, net	1,156	2,555	2,910	3,527
Other revenues	708	55	1,643	97
Total revenues	1,864	2,610	4,553	3,624

Operating costs and expenses:
Cost of goods sold	1,525	1,244	2,954	2,000
Research and development	1,757	362	5,368	1,808
General and administrative	2,780	1,132	4,800	2,760
Charges from related parties	154	71	349	141
Depreciation and amortization	282	209	559	465
	6,498	3,018	14,030	7,174
Operating loss	(4,634)	(408)	(9,477)	(3,550)

Interest income/(expense), net	34	(40)	158	(72)
Foreign currency exchange gain/(loss), net	74	(40)	(1,289)	169
Loss before income tax expense	(4,526)	(488)	(10,608)	(3,453)

Income tax expense	-		-
Net loss	€(4,526)	€(488)	€(10,608)	€(3,453)

Net loss per share:
Basic and diluted net loss per share	(0.30)	(0.03)	(0.71)	(0.23)
Weighted average shares used to compute basic and diluted net loss per share	14,956,317	14,956,317	14,956,207	14,956,317

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands)

	Six Months Ended June 30,
	2008	2009
Cash Flows From Operating Activities:
Net loss	€(10,608)	€(3,453)
Adjustments to reconcile net loss to net cash used in operating activities:
Inventory allowance	-	78
Allowance (release) for doubtful accounts	1,504	(340)
Unrealized foreign exchange loss/(gain)	855	(200)
Depreciation and amortization	906	647
Stock based compensation	1,167	717
Loss on fixed asset disposal	7
Changes in operating assets and liabilities:
Accounts receivable	(713)	(1,943)
Inventories	(550)	(309)
Prepaid expenses and other current and noncurrent assets	(1,368)	345
Accounts payable and accrued expenses	146	(849)
Net cash used in operating activities	(8,654)	(5,307)

Cash Flows From Investing Activities:
Capital expenditures	(325)	(248)
Intangible assets expenditures	(117)	-
Acquisition of Crinos Assets	-	(4,000)
Net cash used in investing activities	(442)	(4,248)

Cash Flows From Financing Activities:
Proceeds from stock option exercises, net	38	-
Repayments of long-term debt	(578)	(718)
Proceeds from short term borrowings	222
Principal payment of capital lease obligations	(25)	(32)
Net cash provided used in financing activities	(343)	(750)

Decrease in cash and cash equivalents	(9,439)	(10,305)
Effect of exchange rate on cash and cash equivalents	(872)	173
Cash and cash equivalents, beginning of period	25,964	11,491
Cash and cash equivalents, end of period	€15,653	€1,359

The accompanying notes are an integral part of these financial statements.

GENTIUM S.p.A.
Notes To Unaudited Financial Statements
 (Amounts in thousands, except share and per share data)

1.    BUSINESS AND BASIS OF PRESENTATION

Basis of Presentation:      Gentium S.p.A. (“Gentium,” the “Company” or “we” or “our”) is a biopharmaceutical company focused on the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.  Our primary focus is on development of defibrotide, a DNA based drug derived from pig intestines, to treat and prevent a disease called hepatic Veno-Occlusive Disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure.  We have received data from our  Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel and do not believe that this trial has produced sufficient data to obtain regulatory approval in the United States or Europe; however, we do expect to utilize this data as supportive data for future clinical trials.  We are also conducting a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children, which we believe could provide contingent regulatory approval in Europe with supportive data. We are currently working on a revised strategy with our commercial partner regarding the treatment indication of defibrotide.

We have a plant in Italy where we manufacture active pharmaceutical ingredients, which are used to make the finished forms of various drugs.  One of those active pharmaceutical ingredients is defibrotide.  The other active pharmaceutical ingredients that we manufacture for sale are urokinase, calcium heparin, sodium heparin and sulglicotide.  We sell these other active pharmaceutical ingredients to other companies to be made into various drugs. All of the Company’s operating assets are located in Italy.

The accompanying unaudited financial statements as of June 30, 2009 and for the three and six months ended June 30, 2009 and 2008 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. These financial statements are denominated in the currency of the European Union (the Euro or €).  Unless otherwise indicated, all amounts are reported in thousands of Euro or U.S. dollar, except share and per share data.

Going Concern Uncertainty and Management’s Plan:  We have prepared our financial statements assuming that we will continue as a going concern, which contemplates realization of assets and satisfaction of liabilities in the normal course of business for the twelve month period following the date of these financial statements.  We have accumulated a deficit of €98,560 since inception and expect to continue to incur net operating losses for the foreseeable future and may never become profitable.  We have not generated any revenues from defibrotide, other than for limited use in Italy and, recently, for compassionate use through a named-patient program through IDIS Limited, or IDIS.  We are dependent upon significant financing or alternative funding to provide the working capital necessary to execute our business plan.  In addition, if we do not meet the requirements for continued listing on Nasdaq, such as the $10 million stockholders’ equity requirement, the Company’s American Depositary Shares, or ADSs, could be delisted from the Nasdaq Global Market.  As of August 31, 2009, we have approximately $2,059 of cash and cash equivalent to fund our operations. We currently anticipate that our cash and cash equivalents as of the date of this report are sufficient to meet our anticipated working capital and operating needs through January 2010. This projection is based on the Company’s current cost structure and the Company’s current expectations regarding expenses and revenues. Accordingly, if we do not obtain sufficient funding in the near future, we will not be able to sustain our operations and would be required to cease our operations and/or seek bankruptcy protection. There can be no assurance as to availability of additional financing or the terms upon which additional financing may be available.  However, we will continue to explore all financing and partnering opportunities that are available to us, if any.

As a result of these conditions, there is substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustment to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Reclassification:     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual amounts and results could differ from those estimates.

In the opinion of management, the accompanying unaudited financial statements include all adjustments, consisting of only normal recurring accruals, necessary for a fair statement of our financial position, results of operations, and cash flows. The information included in this form should be read in conjunction with our financial statements and the accompanying notes included in our Annual Report on Form 20-F for the year ended December 31, 2008. Our accounting policies are described in the Notes to the Financial Statements in our 2008 Annual Report on Form 20-F and updated, as necessary, in this Form 6-K. The year-end balance sheet data presented for comparative purposes was derived from audited financial statements, but this Form 6-K does not contain all disclosures required by accounting principles generally accepted in the U.S. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

Segment information:   Statement of Financial Accounting Standards (“SFAS”) No. 131, “Disclosure about Segments of an Enterprise and Related Information,” establishes standards for reporting information on operating segments in interim and annual financial statements. The Company’s chief operating decision makers review the profit and loss and manage the operations of the Company on an aggregate basis. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

Cash and Cash Equivalents:     Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, cash equivalents are stated at cost plus accrued interest, which approximates fair value.

Concentration of Credit Risk:      Financial Instruments that potentially subject the Company to concentrations of credit risks consist principally of cash, cash equivalents, marketable securities and trade receivables. The Company has cash investments’ policies that limit investments to short-term low risk instruments. The Company performs ongoing credit evaluations of other customers and maintains allowances for potential credit losses. Collateral is generally not required. Trade receivables from one foreign customer are guaranteed by a letter of credit from a primary bank institution.

Inventories:     Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients. Inventories are stated at the lower of cost or market, cost being determined on an average cost basis. The Company periodically reviews its inventories and items that are considered outdated or obsolete are reduced to their estimated net realizable value. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels are excessive, then inventories are reduced to their estimated net realizable value. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine if a write-down is necessary.

We expense costs relating to the production of defibrotide (product under development) as research and development expense in the period incurred and will continue to do so until we receive an approval letter from the United States Food and Drug Administration, or FDA, or European Medicines Agency, or EMEA, for a new product or product configuration.  Upon receipt of an approval letter from FDA or EMEA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Property, Manufacturing Facility and Equipment:     Property and equipment are carried at cost, subject to review for impairment of significant assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Repairs and maintenance are charged to operations as incurred, and significant expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset. Leasehold improvements are amortized over the economic life of the asset or the lease term, whichever is shorter. Depreciation is calculated on a straight-line basis over the estimated useful life of the assets, ranging from five to twenty years.

The cost of property, manufacturing facility and equipment also includes a proportionate share of the Company’s financing costs, as required by SFAS No. 34, “Capitalization of Interest Cost.” The amount of interest cost to be capitalized for qualifying assets is that portion of the interest cost incurred during the assets’ acquisition periods that could have been avoided if expenditures for the assets had not been made. Interest expense capitalized is amortized over the same life as the underlying constructed asset.

Computer Software:  The Company accounts for computer software costs in accordance with AICPA Statement of Position (“SOP”) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” SOP 98-1 requires the capitalization of costs relating to certain activities of developing and obtaining internal use software that were incurred during the application development stage.  Capitalized costs of computer software obtained for internal use are included in property, manufacturing facility and equipment and amortized over the estimated useful life of the software.

Intangibles:     Intangible assets are stated at cost and amortized on a straight-line basis over their expected useful life, estimated to be five years for patent rights and five to ten years for licenses and trademarks.

Impairment of Long-lived Assets, including Intangibles:   The Company’s long-lived assets consist primarily of intangible assets and property and equipment. In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates its ability to recover the carrying value of long-lived assets used in its business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company will reduce the carrying amount to the estimated fair value.

Marketable Securities:   The Company’s marketable securities are classified as securities available for sale in non-current assets and are carried at fair value based on market prices. Unrealized gains and losses (which are deemed to be temporary), if any, are reported in other comprehensive income or loss as a separate component of shareholders’ equity.

A decline in the market value of any available for sale securities below cost that is deemed to be other than temporary results in a reduction in the carrying amount to fair value. The impairment would be charged to earnings and a new cost basis for the securities established. Factors evaluated to determine if an impairment is other than temporary include significant deterioration in the credit rating, asset quality, or business prospects of the issuer; adverse changes in the general market condition in which the issuer operates; the intent and ability to retain the investment for a sufficient period of time to allow for recovery in the market value of the investment; and any concerns about  the issuer’s ability to continue as a going concern.

Revenue Recognition:     The Company sells products to a related party, Sirton (see Note 3). The Company also recognizes revenue from the sale of products to third parties and from collaborative arrangements. Revenues from product sales are recognized at the time of product shipment. Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Advance payments received in excess of amounts earned are classified as deferred revenue until earned. The Company’s revenue recognition policies for its various types of revenue streams are as follows:

The Company recognizes revenue from product sales when there is persuasive evidence that an arrangement exists, delivery has occurred and title passes to the customer, the price is fixed and determinable, collectibility is reasonably assured, and the Company has no further obligations. Costs incurred by the Company for shipping and handling are included in cost of goods sold.

The Company recognizes revenue from royalties based on the licensees’ sales of the Company’s products or technologies. Royalties are recognized as earned in accordance with the contract terms when royalties from licensees can be reliably measured and collectibility is reasonably assured.

Revenues from collaborative arrangements generally includes upfront fees, performance milestone payments, reimbursement of research costs and continuing license and manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

Sales of licensing rights for which no further performance obligations exist are recognized as revenues on the earlier of when the payment is received or collection is assured. Non-refundable upfront licensing fees that require the Company’s continuing involvement in the form of research and development or manufacturing efforts are recognized as revenues:

•	ratably over the development period if the development risk is significant,

•	ratably over the manufacturing period or estimated product useful life if development risk has been substantially eliminated, or

•	based upon the level of research services performed during the period of the research contract.

Performance based milestone payments are recognized as revenue when the performance obligation, as defined in the contract, is achieved. Performance obligations typically consist of significant milestones in the development life cycle of the related technology, such as initiation of clinical trials, filing for approval with regulatory agencies and obtaining such approvals.

Revenues are recorded net of applicable allowance for contractual adjustments entered into with customers. We establish a reserve for this discount, which is classified as accrued expenses and other current liabilities in our balance sheet, and is treated as a reduction of gross product revenue, in accordance with Emerging Issues Task Force (EITF) 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of a Vendor’s Products).”  The reserve is recorded in the same period such revenues are recognized. Our product revenue reserve is based on estimates of the amounts earned or to be claimed on the related sales. These estimates take into consideration current contractual requirements, and forecasted customer buying patterns. If actual results vary, we may need to adjust these estimates, which could have an effect on earnings in the period of the adjustment. Our gross-to-net-sales adjustments are as follows:

Distributor commission:    We entered into an agreement with IDIS to manage Defibrotide as an investigational drug on a named-patient basis.  Defibrotide will be supplied by IDIS to healthcare professionals for the treatment and prevention of VOD post stem cell transplantation. We recognize a commission to IDIS based on contractually determined rates.  Commissions are calculated based on monthly product purchases multiplied by a fixed consideration.  Commissions are accrued at the time of the sale and offset against product sales and are typically granted to IDIS within 60 days after the issuance of a sales report.

Discount:    We recognized a price discount to a customer if a minimum number of purchase quantities are  purchased in a calendar year.  We establish a reserve based on estimates of the amounts earned or to be claimed on the related sales, which is classified as accrued expenses and other current liabilities in our balance sheets, and as a reduction of product sales.

Research and Development:    Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related trial product manufacturing costs, contract and other outside service fees, employee stock based compensation expenses and allocated facilities and overhead costs, offset by research and development tax credit due from the Italian Tax Authorities.

Clinical Trial Accruals:      The Company accrues for the costs of clinical studies conducted by contract research organizations based on the estimated costs and contractual progress over the life of the individual study. These costs can be a significant component of research and development expenses.

Income Taxes:     The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences related to the temporary differences between the carrying amounts and the tax basis of assets and liabilities and net operating loss carry-forwards, all calculated using presently enacted tax rates. Valuation allowances are established when necessary to reduce deferred tax assets when it is considered more likely than not that tax assets will not be recoverable.

Foreign currency transactions:     The Company has no foreign subsidiaries and, therefore, has no translation adjustment in the financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company’s functional currency, the Euro, are included in the statements of operations.

Share Based Compensation:      The Company has always accounted for share based compensation on the basis of fair value, previously under SFAS 123 and as of July 1, 2005, under SFAS 123(R), “Share Based Payments.”  The adoption of SFAS 123R did not have a significant impact on the Company as the fair valuations previously used to estimate the fair value of stock based compensation were unchanged. Compensation expense for awards that are ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

From time to time, the Company grants options to persons other than officers, employees and directors, such as consultants.  Grants of equity instruments to such persons are also accounted for under EITF 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”  Under the EITF, equity instruments granted to such persons requires the measuring of the fair value of that instrument at the earlier of either the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”), or the date at which the counterparty’s performance is complete.  Fair value of the option grant is estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock, and the exercise price.

Fair Value of Financial Instruments:    The carrying amounts of cash and cash equivalents, accounts receivables, prepaid expenses, other current assets, accounts payable, and accrued expenses approximate fair values due to the short-term maturities of these instruments.  Marketable securities are carried at the market price.
Comprehensive Income:     Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, or SFAS 130, requires us to display comprehensive income (loss) and its components as part of our financial statements.  Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income or (loss) (or “OCI”).  OCI includes certain changes in stockholders’ equity that are excluded from net loss.  Specifically, we include only unrealized gains or losses on our available for sale securities in OCI.  Other comprehensive income (loss), net of tax, for the three- and six-month periods ended June 30, 2008 and 2009, was €(4,521) and €(494), respectively, and €(10,605) and €(3,466), respectively.

Loss Per Share:    The Company computes loss per share in accordance with the provisions of SFAS No. 128, “Earnings per Share.”  Basic net loss per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable from stock options and warrants. In computing diluted loss per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The issuance of common stock from stock options and  warrants, is not assumed if the result is anti-dilutive, such as when a loss is reported.

Recently Issued Accounting Standards:

In April 2009, the Financial Accounting Standards Board, or FASB, issued FSP No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments (FSP FAS 107-1). FSP 107-1 extends the disclosure requirements regarding the fair value of financial instruments under FAS No. 107, Disclosure about Fair Value of Financial Instruments (FAS 107), to interim financial statements of publicly traded companies. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. On April 1, 2009, we adopted the provisions of FSP FAS 107-1 on a prospective basis for our financial instruments. Accordingly, the required disclosures for our available-for-sale securities are included in note 8 to our Financial Statements.

In April 2009, the FASB issued Staff Position SFAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arises from Contingencies, or FSP 141(R)-1, which is effective January 1, 2009 and amends the guidance in SFAS No. 141(R),  Business Combinations, to require that assets and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can be reasonably estimated.  If the acquisition date fair value of an asset acquired or a liability assumed that arises from a contingency cannot be determined, the contingency should be recognized in accordance with FASB No. 5,  Accounting for Contingencies, and FASB Interpretation No. 14,  Reasonable Estimation of the Amount of a Loss, if it meets the criteria for recognition in that guidance. The adoption of this provision did not have a material impact on our financial statements.

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS No. 124-2, Recognition and Presentation of Other-Than-Temporary Impairments (FSP FAS 115-2). FSP FAS 115-2 provides new guidance on the recognition and presentation of an other-than-temporary impairment, provides some new disclosure requirements as well as extends certain annual disclosure requirements to interim periods. FSP FAS 115-2 is effective for interim periods and fiscal years ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. On April 1, 2009, we adopted the provisions of FSP FAS 115-2 on a prospective basis for available-for-sale securities.  The adoption of this provision did not have a material impact on our financial statements.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events, or SFAS 165, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. In addition, SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for annual and interim periods ending after June 15, 2009 and should be applied prospectively. We have evaluated subsequent events through the date of filing of this Quarterly Report on Form 6-K.

In June 2009, the FASB issued SFAS No. 168, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162, or SFAS 168, which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles, or GAAP, in the United States. SFAS 168 establishes the FASB Accounting Standards Codification, or the Codification, as the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of the standard will not have any impact on our financial statements but will require us to reference the new codification beginning in the third quarter of 2009.

3.    RELATED PARTIES

The Company has significant relationships with two privately owned Italian companies, FinSirton S.p.A. and its wholly owned subsidiary, Sirton Pharmaceuticals S.p.A. FinSirton, the parent company of several businesses, is the Company’s largest shareholder (approximately 25% ownership at June 30, 2009) and originally the sole shareholder.

Historically, FinSirton and Sirton have provided the Company with a number of business services such as purchasing, logistics, quality assurance, quality control, analytical assistance for research and development, and regulatory services, office space, personnel, administrative services, information technology systems, and accounting services.  Although the Company has substantially reduced the functions and activities provided by FinSirton and Sirton, the Company still depends on Sirton for certain infrastructure costs and quality control.  These service agreements have recurring one-year terms that may be terminated by either party upon written notice to the other party at least one month prior to the expiration of the term.  The cost of such services are included in charges from related parties in the accompanying statements of operations.

The Company historically sold the active pharmaceutical ingredient form of defibrotide to Sirton, who then manufactured and sold the finished products primarily to one customer, Crinos S.p.A (“Crinos”).  Crinos, pursuant to its distribution agreement with the Company, then sold the finished products throughout Italy under the trademarks Prociclide and Noravid.  In 2007, we changed our relationship with Sirton, from customer to a contract manufacturer, and sold the finished forms of Prociclide and Noravid to Crinos directly.  On December 31, 2008, the distribution agreement with Crinos expired and, consistent with the Company’s overall strategy, the Company chose not to renew this agreement and discontinued the manufacture of defibrotide to be finished into Prociclide and Noravid.
In connection with the expiration of the distribution agreement with Crinos, in November 2008, we began limiting Sirton’s manufacturing of defibrotide to uses for our clinical trials and compassionate use programs. These costs have been classified as research and development costs.

The Company leases space for manufacturing, offices, laboratories and storage facilities from Sirton and FinSirton. These agreements expire on December 31, 2010 and 2013. Total expense under these operating leases for the three- and six-month period ended June 30, 2008 and 2009 amounted to €51 and €51, respectively, and  €102 and €103, respectively.  See Note 13 for such operating lease commitments.

For the three- and six-month period ended June 30, 2008 and 2009, the Company had the following transactions with FinSirton and Sirton:

	Three-month period ended June 30,		Six-month period ended June 30
	2008	2009	2008	2009
Revenues
Product sales to related party	€-	€-	€555	€195

Expenses
Cost of goods sold	103	-	201	-
Research and Development	120	138	145	144
Charges from related parties	154	71	349	141
Total	€377	€209	€695	€285

As of December 31, 2008 and June 30, 2009, the Company had the following balances with FinSirton and Sirton:

	December 31, 2008	June 30, 2009
Accounts Receivable - Sirton	€2,103	€1,452
Accounts Receivable - FinSirton	-	-
	2,103	1,452
Allowance for doubtful accounts	(1,783)	(1,442)
Accounts Receivable, net	320	10

Accounts Payable - Sirton	320	10
Accounts Payable - FinSirton	5	104
	€325	€114

We have been advised that Sirton is seeking to raise funds for payment of the amounts owed, including through the sale of real property or other assets; however, as of August 31, 2009, none of the actions planned have been successful, raising doubt about the realization of the net receivable. While the Company continues to pursue the collection of such net receivable, for the year ended December 31, 2008, we established an allowance for doubtful accounts of €1,783, and beginning March 2008, we have not recognized revenue from product sales to Sirton unless such sales were paid in advance, since one of the criteria (“collectability is reasonably assured”), as indicated by SAB 104, was not met.  Prior to 2008 there was no allowance for the accounts receivable from Sirton as all amounts owed were received. As a result, the Company has significantly eliminated its ongoing activities with Sirton and is entering into agreements with alternative customers and contract manufacturers. In 2009, the Company and Sirton formally offset €673 of payables due to Sirton against the same amount of receivables due from Sirton and reversed €340 of allowance on doubtful account.

The Company is also party to a License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc., pursuant to which we have licensed the right to market defibrotide to treat VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc. Sigma-Tau Pharmaceuticals, Inc. is an affiliate of several of our large shareholders, including Sigma-Tau Industrie Farmaceutie S.p.A.  One of our former board members and a current candidate for our new board of directors, Marco Codella, is the Chief Financial Officer of Sigma-Tau Industrie Farmaceutice Riunite S.p.A., which is a wholly-owned subsidiary of Sigma-Tau Finanziaria S.p.A.

The accounting policies applied to transactions with affiliates are consistent with those applied in transactions with independent third parties, and management believes that all related party agreements are negotiated on an arm’s length basis.

4.      COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma-Tau”). Under the multi-year agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. In 2005, the Company expanded Sigma-Tau’s current license territory to all of North America, Central America and South America. This license expires on the later of the eighth year of the Company’s launch of the product or the expiration of the U.S. patent regarding the product, which expires in 2010.  In return for the license, Sigma-Tau agreed to pay the Company an aggregate of $4,900, of which €3,826 ($4,000) has been received to date, based on the exchange rate in effect on the date of receipt.  Sigma-Tau will owe the Company an additional $350 performance milestone payment within 30 days of the end of a Phase III pivotal study, and a $550 performance milestone payment within 30 days of obtaining an FDA New Drug Application or Biologic License Application and other approvals necessary for the marketing of defibrotide in the United States, if and when these events occur. The agreement also envisions that the Company will produce and supply defibrotide to Sigma-Tau for marketing and distribution in the United States if and when the drug is approved by the FDA.

If the Company unilaterally discontinues development of defibrotide to treat VOD (after written notice to Sigma-Tau) and then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the discontinuation, the Company will be required to promptly reimburse Sigma-Tau for the amounts received. The Company has no intention to discontinue the development of the product.

If during the drug development stages the Company realizes that the activities to bring the product to completion would require a material increase of expenditures, the parties will discuss the increased costs and revisions to the terms of the agreement; if the parties are unable to mutually agree on such revisions, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes the development, substantially availing itself of the stages previously completed, either independently or with a third party, within 36 months of the termination, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.

On October 12, 2007, the Company and Sigma-Tau entered into a cost sharing agreement to address the need for additional funding not included in the original license and supply agreement. Under this agreement Sigma-Tau will reimburse the Company for 50% of certain costs incurred in the Company’s ongoing Phase III clinical trial of defibrotide to treat severe VOD. We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement.

In conjunction with our agreement with Sigma-Tau, we recognized the followings amounts as other revenue under in the  accompanying financial statements:

	Three months ended June 30, 2008	Three months ended June 30, 2009	Six months ended June 30, 2008	Six months ended June 30, 2009
Research and development cost reimbursement	€708	€55	€1,640	€97
Upfront payments recognized ratably	-	-	-	-
Total	€708	€55	€1,640	€97

5.    INVENTORIES

The Company’s inventories consisted of:

	December 31, 2008	June 30, 2009
Raw materials	€526	€572
Semi-finished goods	117	62
Finished goods	264	504
Total	€907	€1,138

As of December 31, 2008 and June 30, 2009, the Company reserved €56 and €78, respectively to adjust a by-product cost to its net realizable value.

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of:

	December 31, 2008	June 30, 2009
VAT receivables	€1,161	€498
Tax credit	299	715
Other prepaid expenses and current assets	718	528
Total prepaid expenses and current assets	€2,178	€1,741

The value added tax, or VAT, amounts represent a tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT. The decrease in VAT receivable is due to the utilization of €516 to offset the payment of an equivalent amount of social securities and withholding tax, the reimbursement in 2008 quarterly VAT credit of €516 and the increase in 2009 VAT receivables of €469.

At June 30, 2009, other prepaid expenses and current assets include the accrual of a €181 receivable, that Sigma-Tau Pharmaceuticals, Inc. has agreed to pay as a reimbursement of costs incurred on Phase III trial for the treatment of severe VOD pursuant to a cost-sharing letter agreement between the Company and Sigma-Tau.

The tax credit includes a residual amount of €299 as government grants received, in the form of a tax credit, for 2007 research and development activities which, as of June 30, 2009, was partially utilized to offset tax payments.  Additionally, the tax credit includes €631 of government grants due in the form of a tax credit for 2008 research and development activities. The tax credit for 2009 research and development activities,  amounting to €92, has been accounted for as other non-current assets because the Company will not receive such grants from the government until 2010, after it has filed its 2009 tax return.

2008 and 2009 tax credit benefits have been accounted for in the second quarter of 2009 based on reliable estimates of the amount of tax credit to which the Company is entitled. The credits were accounted in compliance with Law 244/07 and Law 296/06 enacted by the Italian Parliament, which established a tax credit in the measure of 10% of the research and development costs incurred in taxable year 2007/2009 (increased to 40% of the costs incurred on contracts entered into with University and Public Research Centers). On January 28, 2009, Decree N. 185/2008, released by the Italian Authorities, which amended Law 244/07 and Law 296/06 regarding the utilization of the tax credit, was converted into Law N. 2/2009.  The law indicates that pre-approval (so called “nulla osta”) by the Tax Authority is required for the utilization of the tax credit and that filing the annual tax return is not alone sufficient to claim the utilization of such credit. On June 15 2009, we obtained such pre-approval for our 2008 and 2009 tax credits, which eliminated the uncertainty on the recoverability of such credit. For these reasons, the tax credit on 2008 and 2009 research and development activities, were recognized in the second quarter of 2009.

7.    PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

The Company’s property, manufacturing facility and equipment consisted of:

	December 31, 2008			June 30, 2009
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,686	1,254	1,432	2,686	1,286	1,400
Plant and machinery	14,977	7,587	7,390	15,049	8,048	7,001
Industrial equipment	1,764	695	569	1,269	729	540
Other	1,060	473	587	1,059	519	540
Leasehold improvements	322	154	168	325	193	132
Internally Developed Software	674	105	569	678	129	549
Construction in progress	36	-	36	201	-	201
	€21,019	10,268	10,751	21,267	10,904	10,363

As of December 31, 2008 and June 30, 2009 property, manufacturing facility and equipment include €460 of lab instruments acquired under capital lease agreements. The related accumulated depreciation at December 31, 2008 and June 30, 2009 was €92 and €115, respectively.

8.     FAIR VALUE MEASUREMENT

Effective January 1, 2008, we implemented SFAS 157, “Fair Value Measurements,” for our financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The adoption of SFAS 157 to our financial assets and liabilities did not have a material impact on our financial position and results of operations.

SFAS 157 defines fair value, provides a framework for measuring fair value, and requires expanded disclosures regarding  fair value measurements.  SFAS 157 does not require assets and liabilities that were previously recorded at cost to be recorded at fair value. For assets and liabilities that are already required to be disclosed at fair value, SFAS 157 introduced, or reiterated, a number of key concepts which form the foundation of the fair value measurement approach to be used for financial reporting purposes. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS 157 defines fair value based upon an exit price model.

Relative to SFAS 157, the FASB issued FASB Staff Positions (FSP) 157-1 and 157-2. FSP 157-1 amends SFAS 157 to exclude SFAS No. 13, “Accounting for Leases,” (SFAS 13) and its related interpretive accounting pronouncements that address leasing transactions, while FSP 157-2 delays the effective date of the application of SFAS 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In October 2008, the FASB issued FASB Staff Position (FSP) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, that clarifies the application of SFAS 157 in a market  that is not active and provides  an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. We are evaluating the impact, if any, this standard will have on our non-financial assets and liabilities.  In April 2009, the FASB issued FSP No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4), that provides additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 supersedes FSP FAS 157-3 and is effective for interim and annual periods beginning after June 15, 2009.  The adoption of these standards had no impact on our financial position as of June 30, 2009.

SFAS 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 inputs, which include quoted prices in active markets for identical assets or liabilities.

Level 2 inputs, which include observable inputs other than Level 1 inputs, such as quoted prices for similar assets and liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability; and

Level 3 inputs, which include unobservable inputs that are supported by little or no market activity and that are significant  to the fair value of the underlying asset or liability.  Level 3 assets or liabilities include those whose fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table sets forth our financial assets that were accounted for at fair value on a recurring basis as of June 30, 2009:

		Fair Value Measurements at June 30, 2009 using
	Total Carrying Value at June 30, 2009	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€1,359	€1,359	€-	€-
Available for sale securities	523	523	-	-
Total	€1,882	€1,882	€-	€-

The fair values of our cash and cash equivalents and available for sale securities are determined through market, observable and corroborated sources. Available for sale securities refers to Banca Intesa Sanpaolo bond TV05/10/2004-11.

The carrying amounts of accounts receivables, prepaid expenses, other current assets, accounts payable, and accrued expenses approximate fair values due to the short-term maturities of these instruments.

9.    CREDIT FACILITY, LONG-TERM DEBT AND LEASES

Long term debt, net of current maturities consists of:

		December 31, 2008	June 30, 2009
a)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2014 (3.97% and 2.31% at December 31, 2008 and June 30, 2009, respectively)	2,200	2,000
b)	Equipment loan secured by marketable securities, bearing interest at the Euribor 3 months rate plus 1.70% due April 2011 (4.59% and 2.80% at December 31, 2008 and June 30, 2009, respectively)	656	525
c)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2011 (4.09% and 2.30% at December 31, 2008 and June 30, 2009 respectively)	625	500
d)	Financing loan bearing interest at the Euribor 1 months rate plus 1.00% due December 2011 (3.60% and 1.75% at December 31, 2008 and June 30, 2009, respectively)	314	264
e)	Equipment loans secured by the underlying equipment pursuant to the Sabatini Law, interest at 2.1%	131	19
f)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	249	215
g)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2011 (3.89% and 2.10% at December 31, 2008 and June 30, 2009, respectively)	148	124
h)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2011 (3.69% and 1.90% at December 31, 2008 and June 30, 2009, respectively)	144	122
i)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	147	127
		4,614	3,896
	Less current maturities	1,346	1,240
	Total	€3,268	€2,656

The equipment loan in the amount of €750 requires the Company to maintain a minimum level of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with the covenant at December 31, 2008 and June 30, 2009.

The Company’s marketable securities consist of debt securities, which have been pledged to secure the Company’s repayment of the loan from Banca Intesa-Mediocredito S.p.A. The loan agreement requires that pledged securities equal at least 50% of the remaining loan principal at all times. Accordingly, such securities will gradually be released from the pledge as the Company repays the principal of the loan.

The maturities of long-term debt are as follows:
June 30,
2011	€1,233
2012	623
2013	400
2014	400
2015	-
Total	€2,656

10.     SHAREHOLDERS’ EQUITY

The Company had 14,956,317 ordinary shares at €1.00 par value and no par value per share issued and outstanding as of December 31, 2008 and June 30, 2009, respectively.  On June 30, 2009, the authorized shares were 18,454,292.  Authorized capital is as follows:

	December 31, 2008	June 30, 2009
Issued and out standing	14,956,317	14,956,317
Reserved for share option plans	2,500,000	2,500,000
Reserved for exercise of warrants	846,300	846,300
Reserved for future offerings	151,675	151,675
	18,454,292	18,454,292

On June 30, 2009, shareholders on the extraordinary shareholders’ meeting granted the Board of Directors with the power to increase the capital of the Company in cash, up to an amount equal to Euro 100,000,000 on a separable basis, in one or more transactions, for a rights offering, with the faculty to reserve all or part of such amount to the exercise of warrants issued by means of the same resolution of the Board of Directors providing for the relevant capital increase, in which ¾ of any such capital increase will initially be offered to existing shareholders and ¼ of any such capital increase will be reserved for issuance to employees as equity incentive under the Company’s equity incentive plans in effect from time to time. On the same meeting, shareholders approved the cancellation of the par value of the shares of the Company.

In conjunction with the convertible promissory notes sold in a private placement from October 2004 to January 2005, the Company issued warrants for the purchase of an aggregate of 503,298 ordinary shares at a purchase price (as adjusted) of $9.52 per share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through June 30, 2009, the Company issued 22,734  ordinary shares upon exercise of these warrants for proceeds of $216 (€170).

In connection with its initial public offering, or IPO, the Company granted warrants to purchase 151,200 ordinary shares to the underwriters for services rendered during the IPO. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through June 30, 2009, we had issued 107,990 ordinary shares upon exercise of these warrants at a price per share of $11.25, for proceeds of $1,215 (€914).

In connection with a private placement in 2005, the Company issued warrants for the purchase of an aggregate of 620,450 ordinary shares at an exercise price of $9.69 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 93,068 ordinary shares at an exercise price of $9.69 per ordinary share.  As of June 30, 2009, all of the warrants had been exercised and the Company had issued 713,518 ordinary shares underlying these warrants for aggregate proceeds of $6,914 (€5,000).

In connection a private placement in 2006, the Company issued warrants for the purchase of an aggregate of 388,705 ordinary shares at an exercise price of $14.50 per ordinary share. In addition, the Company issued to one of the placement agents a five year warrant for the purchase of 77,741 ordinary shares at an exercise price of $17.40 per ordinary share. The warrants are fully vested, exercisable at the option of the holder, in whole or in part, and expire five years from the date of grant. Through June 30, 2009, we had issued 143,920 ordinary shares upon exercise of these warrants for proceeds of $2,087 (€1,490).

The following is a summary of outstanding warrants as of June 30, 2009:

	Number of warrants issued	Number of warrants exercised	Number of warrants out- standing

Warrant issued in conjunction with
Promissory note	503,298	22,734	480,564
Initial Public Offering	151,200	107,990	43,210
2005 private placement	713,518	713,518	-
2006 private placement	466,446	143,920	322,526
Total	1,834,462	988,162	846,300

11.      EQUITY INCENTIVE PLANS

The Company currently has three option plans in place: an Amended and Restated 2004 Equity Incentive Plan, which includes an Amended and Restated 2004 Italy Stock Award Sub-Plan, an Amended and Restated Nonstatutory Stock Option Plan and Agreement, and a 2007 Stock Option Plan (collectively, the “Plans”). The following table lists the balance available by the Plans at June 30, 2009.

	Amended and Restated Nonstatutory Plan and Agreement	Amended and Restated 2004 Stock Option Plan	2007 Stock Option Plan
Number of shares authorized	60,000	1,500,000	1,000,000
Number of option granted since inception	60,000	1,500,000	327,178
Number of options exercised	60,000	-	-
Number of shares cancelled/expired	-	25,000	10,000
Number of shares available for grant	-	-	672,822

The Company did not issue stock options in the six-months ended June 30, 2009. The weighted average grant-date fair market value of options granted to officers, employees, directors and consultants for the three months ended June 30, 2009 and 2008 was nil and $2.92, respectively. The fair value of each option grant is estimated on the grant date using the Black-Scholes option-pricing model. The valuation of options granted was based on the following weighted average assumptions:

	Three months ended June 30, 2008	Three months ended June 30, 2009	Six months ended June 30, 2008	Six months ended June 30, 2009
Risk free interest rate	2.60%	-	2.60%	-
Expected dividend yield	-	-	-	-
Expected stock price volatility	60.65%	-	60.65%	-
Expected term	5.62	-	5.62	-

In accordance with the provision of SFAS No. 123R, stock-based compensation cost is measured at the grant date based on the fair value of the award ultimately expected to vest and is recognized as an expense over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expense of €1,167 and €717 for the six-month periods ended June 30, 2008 and 2009, respectively, as follows:

	Three months ended June 30, 2008	Three months ended June 30, 2009	Six months ended June 30, 2008	Six months ended June 30, 2009
Cost of goods sold	28	15	56	30
Research and development	124	67	248	135
General and administrative	417	241	863	552
Total employee stock-based compensation expense	569	323	1,167	717

As shared-based compensation expense recognized in the statement of operations is based on awards ultimately expected to vest, reduced for estimated forfeitures,  SFAS 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeiture percentage was estimated to be approximately zero. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

All of the Company's stock options vest ratably through continued employment over the vesting period. The number of options expected to vest is based on estimated forfeitures of options that were outstanding at June 30, 2009. Once vested, options become exercisable immediately.

The Black-Scholes model takes into account volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price. Some of these inputs are highly subjective assumptions and these assumptions can vary over time. Additionally, the Company has limited historical information available to support its estimate of certain assumptions required to value employee stock options. In developing its estimate of expected term, due to the limited history, the existing historical share option exercise experience is not a particularly relevant indicator of future exercise patterns.  Additionally, due to the limited period that there has been a public market for the Company’s securities, the historical volatility of the Company’s ordinary shares may not be representative of the expected volatility. Finally, the use of implied volatility, the volatility assumption inherent in the market price of a company’s traded options, is not practicable because the Company has no publicly traded options.  In order to determine the expected volatility, the Company analyzed other available information, including the historical experience of a group of stocks in the Company’s industry having similar traits. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company assumed that no dividends would be paid during the expected term of the options.

The Company expects to incur significant non-cash compensation expense for option grants in the future.  As of June 30, 2009, total compensation cost not yet recognized was €1,430, which is expected to be expensed over a remaining weighted average vesting period of 24 months.

The Company applies EITF 96-18 in accounting for options granted to consultants. As of June 30, 2008 and 2009, options outstanding to consultants amounted to 105,000 and 95,000, respectively.

12.    NET LOSS PER SHARE

Net loss per share is computed using the weighted average number of ordinary shares outstanding during the applicable period.  Because the effect is antidilutive, the Company has excluded from the calculation of diluted net loss per share the impact of ordinary equivalent shares resulting from the assumed exercise of stock options and warrants under the treasury stock method.  There is no difference between basic and diluted net loss per share for all periods presented.

13.     COMMITMENTS AND CONTINGENCIES

Future minimum lease payments that are non-cancellable under operating and capital leases as of June 30, 2009 are:

	Operating Leases	Capital Leases
June 30, 2010	€190	€72
June 30, 2011	103	72
June 30, 2012	16	56
June 30, 2013	16	-
June 30, 2014	7	-
Thereafter		-
Total minimum lease payments	€332	€200
Less: imputed interest		(9)
Present value of net minimum lease payment		191
Less: Current portion of capital lease payment		(66)
Long term portion of capital lease payment		€125

As of June 30, 2009, we had €950 of future payables under outstanding contracts with various contract research organizations that are not revocable.  Most of these contracts are on a cost plus or actual cost basis.

14.     SUBSEQUENT EVENT

On August 5, 2009, the Company and Sirton formally offset €198 of payables due to Sirton against the same amount of receivables due from Sirton.  We recorded such transactions as if the offsets occurred as of June 30, 2009, even though such payables were formally offset in August 2009.

On August 6, 2009, the Company announced that five of the eight members of its Board of Directors resigned, triggering the automatic termination of the entire Board of Directors under Italian law. The Company's Board of Statutory Auditors called an ordinary shareholders' meeting to appoint the new Board of Directors on October 15, 2009 (first call) and, if necessary, October 30, 2009 (second call).  On the basis of Italian law, the Board of Statutory Auditors has temporarily assumed responsibility for the ordinary administration of the Company.

On August 19, 2009, the Italian Health Agency accepted the Company’s request to withdraw the marketing authorization for Prociclide and Noravid (both forms of defibrotide).  The Company had made the request to withdraw the marketing authorization of these forms of defibrotide as part of the Company’s overall strategy regarding the development of defibrotide to treat and prevent VOD.

PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the financial statements, related notes and other financial information included elsewhere in this report and in conjunction with management’s operating and financial review and prospects and our audited annual financial statements and related notes included in our Form 20-F. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties. These risks could cause our actual results to differ materially from any future performance suggested below.

All amounts are in thousands, except per share data.

Overview

We are a biopharmaceutical company focused on development and manufacture of defibrotide, a DNA based drug derived from pig intestines, to treat and prevent a disease called hepatic Veno-Occlusive Disease, or VOD, a condition in which some of the veins in the liver are blocked as a result of cancer treatments such as chemotherapy or radiation treatments that are given prior to stem cell transplantation.  Severe VOD is the most extreme form of VOD and is associated with multiple-organ failure.  We have received data from our Phase III clinical trial of defibrotide to treat severe VOD in the United States, Canada and Israel and do not believe that this trial has produced sufficient data to obtain regulatory approval in the United States or Europe; however, we do expect to utilize this data as supportive data for future clinical trials.  We are also conducting a Phase II/III clinical trial of defibrotide in Europe to prevent VOD in children, which we believe could provide contingent regulatory approval in Europe with supportive data. We are currently working on a revised strategy with our commercial partner regarding the treatment indication of defibrotide.

We have a plant in Italy where we manufacture active pharmaceutical ingredients, which are used to make the finished forms of various drugs.  One of those active pharmaceutical ingredients is defibrotide.  The other active pharmaceutical ingredients that we manufacture for sale are urokinase, calcium heparin, sodium heparin and sulglicotide.  We sell these other active pharmaceutical ingredients to other companies to be made into various drugs. All of the Company’s operating assets are located in Italy.

Historically, we have also generated revenue from research and development agreements with co-development partners, from the sale of rights to our intellectual property, and from licensing agreements. Our licensing agreements have included up-front payments (some of which are paid based on achieving defined milestones), reimbursement of research and development expenses, and royalties from product sales in the licensed territories.

Our cost of goods sold consists of material costs, direct labor and related benefits and payroll burden, utilities, quality control expenses, depreciation of our facility and other indirect costs of our facility.  Cost of goods sold has previously included the costs charged by Sirton for manufacturing activities related to the finishing and packaging of two forms of defibrotide, Prociclide and Noravid, that were distributed in the Italian market pursuant to a distribution agreement with Crinos S.p.A.

We expect to continue to incur net losses as we continue the development of defibrotide, apply for regulatory approvals and expand our operations.  We have not generated any revenues from defibrotide, other than for limited use in Italy and, recently, for compassionate use through a named-patient program through IDIS.  We are dependent upon significant financing or alternative funding to provide the working capital necessary to execute our business plan.  We currently anticipate that our cash and cash equivalents as of the date of this report are sufficient to meet our anticipated working capital and operating needs through January 2010.  Accordingly, if we do not obtain sufficient funding in the near future, we will not be able to continue as a going concern.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits of our direct employees, employee stock based compensation expense, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the service. Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter.  We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs.  Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

The successful development of our product candidates is highly uncertain.  We cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide or the date of completion of these development efforts.  We cannot reasonably estimate when we may have material net cash inflows from commercial sales of defibrotide to treat or prevent VOD.  We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

• the possibility of delays in the collection of clinical trial data and the uncertainty of the timing of any interim analysis of any clinical trial that may be permitted by FDA;

• the uncertainty of clinical trial results; and

• extensive governmental regulation, both foreign and domestic, for approval of new therapies

If we fail to complete the development of defibrotide to treat or prevent VOD, it will have a material adverse effect on our future operating results and financial condition.  In addition, any failure by us to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

As part of our development of defibrotide, we expect to continue to incur significant costs related to our Phase II//III pediatric prevention trial in Europe and the commencement of any new clinical trials.

Critical Accounting Policies and Estimates

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances.  Actual results could differ from those estimates.

We believe the following policies to be critical to understand our financial conditions and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our primary source of revenue is from the sale of products, including the sale of defibrotide for compassionate use through IDIS, and from collaborative arrangements.  We recognize revenue from product sales when ownership of the product is transferred to and accepted by the customer, the sales price is fixed and determinable, and collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return. Historically, our returns have been insignificant.

Revenues are recorded net of applicable allowance for contractual adjustments entered into with customers. We establish a reserve for this discount, which is classified as accrued expenses and other current liabilities in our balance sheet, and is treated as a reduction of gross product revenue, in accordance with Emerging Issues Task Force (EITF) 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of a Vendor’s Products).”

Collaborative arrangements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain revenues pursuant to these agreements.  We recognize revenue from our collaborative arrangements according to Staff Accounting Bulletin No. 104, “Revenue Recognition.”  When necessary, we divide such agreements into separate units of accounting as required by Emerging Issues Task Force No. 00-21, “Revenue Arrangements with Multiple Deliverables” before using the applicable revenue recognition policy for each element within the agreement. Accordingly, we recognize revenues on performance milestones only when we have met specific targets or milestones as set forth in the contracts. We defer and recognize as revenue non-refundable payments received in advance that are related to the future performance over the life of the related research project. We recognize reimbursements to fund research and development efforts as the qualified expenditures are made.  Finally, royalty revenues are recognized when earned when the applicable sales are made.

On March 6, 2009, we entered into a supply and distribution agreement with IDIS Limited (amended in early April 2009).  We supply the finished and labeled product (defibrotide) to IDIS who in turn provides the product directly on a named-patient basis to hospitals in countries throughout Asia, Europe and Canada.  We instruct IDIS the price to charge for defibrotide.

Inventories

We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items that we consider outdated or obsolete to their estimated net realizable value. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand.  Our reserve level, and as a result our overall profitability, is therefore subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting of demand and resource planning are subject to extensive assumptions that we must make regarding, among other variables, expected market changes, overall demand, pricing incentives and raw material availability. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable value.

In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments about the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. In the context of reflecting inventory at the lower of cost or market, we will record an inventory reserve as soon as a need for such a reduction in net realizable value is determined.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of product rights and property and equipment. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144), we evaluate our ability to recover the carrying value of long-lived assets used in our business, considering changes in the business environment or other facts and circumstances that suggest their value may be impaired.

If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will initially review by assessing the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing the assets’ fair value to the carrying value. Fair value can be calculated by a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, assessing undiscounted cash flows, selecting the appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Research and Development Expenses

We have several activities, and their related costs, that are included in research and development expenses. These activities include primarily salaries and benefits of our direct employees, employee stock based compensation expense, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings that we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in continuous communication with our contract research organizations to assess both their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

Stock-Based Compensation

Under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payments” (SFAS 123R), employee stock-based compensation is estimated at the date of grant based on the employee stock award’s fair value using the Black-Scholes option-pricing model and is recognized as expense ratably over the requisite service period, which is generally the vesting period, in a manner similar to other forms of compensation paid to employees. The Black-Scholes option-pricing model requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates of the expected volatility of the market price of our stock, the expected term of the award and the expected forfeiture rate. When establishing an estimate of the expected term of an award, we consider the vesting period of the award, our recent historical experience of employee stock option exercise, the expected volatility and a comparison to relevant peer group data.

We review our assumptions periodically and, as a result, we may change our assumptions used to value share based awards granted in future periods.  Such changes may lead to a significant change in the expense we recognize in connection with share based payments.

In using the option pricing model that we have selected, changes in the underlying assumptions have the following effect on the resulting fair value output:

An increase to the:	Results in a fair value estimate that is:
Price of the underlying share	Higher
Exercise price of option	Lower
Expected volatility of stock	Higher
Risk-free interest rate	Higher
Expected term of option	Higher

In our current valuation, we consider the volatility factor to be important factor in determining the fair value of the options granted. We have used 60.65% factor based on what we believe is a representative sample of similar biopharmaceutical companies.   However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves publicly traded in the U.S. market. Significant changes to these estimates could have a material impact on the results of our operations.

Recent Accounting Pronouncements

Refer to Note 2, Recently Issued Accounting Standards in Summary of Significant Accounting Policies, for a discussion of new accounting standards.

Results of Operations

The following table sets forth our results of operations:
(Unaudited, amounts in thousand except shares and per share data)

	Three months ended June 30,		Six months ended June 30,
	2008	2009	2008	2009
Revenues:
Product sales to related party	€-	€-	€555	€195
Product sales to third parties	1,156	1,520	2,355	2,297
Named-patient program sales, net		1,035		1,035
Total product sales, net	1,156	2,555	2,910	3,527
Other revenues	708	55	1,643	97
Total revenues	1,864	2,610	4,553	3,624

Operating costs and expenses:
Cost of goods sold	1,525	1,244	2,954	2,000
Research and development	1,757	362	5,368	1,808
General and administrative	2,780	1,132	4,800	2,760
Charges from related parties	154	71	349	141
Depreciation and amortization	282	209	559	465
	6,498	3,018	14,030	7,174
Operating loss	(4,634)	(408)	(9,477)	(3,550)

Interest income/(expense), net	34	(40)	158	(72)
Foreign currency exchange gain/(loss), net	74	(40)	(1,289)	169
Loss before income tax expense	(4,526)	(488)	(10,608)	(3,453)

Income tax expense	-		-
Net loss	(4,526)	(488)	(10,608)	(3,453)

Net loss per share:
Basic and diluted net loss per share	(0.30)	(0.03)	(0.71)	(0.23)
Weighted average shares used to compute basic and diluted net loss per share	14,956,317	14,956,317	14,956,207	14,956,317

Three Months Ended June 30, 2009 Compared to Three Months Ended June 30, 2008

Product sales, net

Our product sales, net were €2,555 for the three-month period ended June 30, 2009 compared to €1,156 for the comparable period in 2008, an increase of €1,339.  The increase was primarily due to the launch in April 2009 of the named-patient program administered by IDIS.  Named-patient program sales for the three-month period ended June 30, 2009 amounted to €1,035, which are net of €173 of service fees due to IDIS.

Sales to a related party, Sirton, for the three-month period ended June 30, 2009 and 2008 represented 0% of the total product sales, net. The decrease in sales to a related party is primarily due to the fact that in the second quarter of 2009, we entered into direct sales agreements with Sirton’s customer in order to mitigate the risk associated with its poor financial condition. Additionally, for the three-month period ended June 30, 2008, we did not recognize product sales to a related party since one of the criteria stated by (“collectibility is reasonably assured”) was not met.

Sales to third parties increased to €1,520 for the three-month period ended June 30, 2009 due to the fact that we entered into direct sales agreements with Sirton’s customer, associated with higher sales volume of sulglicotide and price increase. Sulglicotide is used by a South Korean manufacturer to produce a finished product.

Other revenues

Our other revenues were €55 and €708 for the three-month periods ended June 30, 2009 and 2008, respectively.  The decrease in other revenues is primarily due to timing on the recognition of reimbursement of certain costs incurred in the Company’s Phase III clinical trial of defibrotide to treat Severe VOD, under a cost sharing agreement entered into with Sigma-Tau Pharmaceuticals Inc.

Cost of goods sold

Cost of goods sold was €1,244 for the three-month period ended June 30, 2009 compared to €1,525 for the same period in 2008. Cost of goods sold as a percentage of product sales, net, was 49% for the three-month period ended June 30, 2009 compared to 132% for the same period in 2008. The percentage decrease is primarily due to higher margin on defibrotide sold through the named-patient program and price increases in the active pharmaceuticals ingredient business. The Company has fully expensed, in prior year, costs associated with the production of defibrotide; therefore, costs of goods sold do not reflect the full costs of production because of the active pharmaceuticals ingredients, labour and overhead costs incurred to produce defibrotide sold through the named-patient program were previously expensed.  Additionally, the higher percentage for the three-month period ended in 2008 was primarily due to the fact that product sales to a related party, Sirton, were not recognized after March 2008, due to Sirton’s poor financial condition, which caused concerns over the collectibility of such receivables. If the Company would have recognized such revenue, cost of goods sold as a percentage of product sales would have been 89% for the three-month period ended June 2008.

Research and development expenses

We incurred research and development expenses of €362 during the three-month periods ended June 30, 2009 compared to €1,757 for the comparable period in 2008.  Research and development expenses for the three-month period ended June 30, 2009 and 2008 are net of €710 and €1,143, respectively, of government grants in the form of a tax credit, accrued as a reduction of expense.  Excluding such grants, research and development expense would have been €1,072 and €2,900 for the three-month period ended June 30 2009 and 2008, respectively. Research and development expenses were primarily for the development of defibrotide to treat and prevent VOD. The decrease from the comparable period in 2008 is mainly due to lower development costs related to the treatment trial as this trial has been completed.

General and administrative expenses

Our general and administrative expenses were €1,132 and €2,780 for the three-month periods ended June 30, 2009 and 2008, respectively. Decrease in general and administrative expenses reflect the fact that, in the second quarter of 2008, we recorded an allowance for doubtful accounts of €1,504 which was partially released for €340 as a credit to general and administrative expenses in 2009. Decrease on general and administrative expense is also attributable to lower payroll costs due to the temporary layoffs under a special public fund used in Italy to protect workers' income, financed by companies and the state and administered by the National Institute of Social Insurance (INPS), named “Cassa Integrazione Guadagni” program.

Depreciation and amortization expense

Depreciation and amortization expense was €209 for the three-month period ended June 30, 2009 compared to €282 for the comparable period in 2008. Depreciation expense excludes depreciation of our manufacturing facilities which are included in cost of goods sold.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain (loss) is primarily due to remeasurement of U.S. dollar cash balances. The positive result between 2009 and 2008 is due to a lower cash balance in 2009 versus 2008.

Interest income/(expense), net

Interest income (expense), net, amounted to (€40) and €34 for the three-month period ended June 30, 2009 and 2008, respectively.  Gross interest income amounted to €7 and €108   for the three-month period ended June 30, 2009 and 2008, respectively, a decrease of €101.  The decrease is a result of a lower amount of invested funds in the 2009 period and decrease in interest rates. Interest expense totalled €47 and €74 for the three-month period ended June 30, 2009 and 2008.

Net loss

Our net loss was €488 for the three-month period ended June 30, 2009 compared to €4,526 for the comparable period in 2008. The difference was primarily due to sales generated with the launch of the name-patient program, decrease in general and administrative expense, research and development expense, and higher margin on products sold through the name patient program.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Product sales, net

Product sales, net for the six-month period ended June 30, 2009 were €3,527 compared to €2,910 for the same period in 2008, an increase of  €610.  The increase was primarily due to the launch in April 2009 of the named-patient program administered by IDIS.  Named-patient program sales for the six-month period ended June 30, 2009 amounted to €1,035, which are net of €173 of services fees due to IDIS.

Sales to a related party, Sirton, for the six-month periods ended June 30, 2009 and 2008 represented 6% and 12% of the total product sales, net respectively. The decrease in sales to a related party is primarily due to the fact that the Company entered into direct sales agreement with Sirton’s customer in order to mitigate the risks associated with Sirton’s poor financial condition.

Sales to third parties decreased to €2,297 for the six-month period ended June 30, 2009 compared to €2,355 for the same period in 2008.  Six-month period ended June 30, 2009 does not includes sales of Prociclide and Noravid (both forms of defibrotide) through Crinos S.p.A. in the Italian market, due to discontinuation of such sale which in prior period amounted to €1,130.

Other revenues

Other revenues were €97 for the six-month period ended June 30, 2009, compared to €1,643 for the same period in 2008. Fluctuation versus the prior period is primarily due to timing on the recognition of reimbursement of certain costs incurred in the Company’s Phase III clinical trial of defibrotide to treat Severe VOD, under a cost sharing arrangement entered into with Sigma-Tau Pharmaceuticals Inc.

Cost of goods sold

Cost of goods sold was €2,000 for the six-month period ended June 30, 2009 compared to € 2,954 for the same period in 2008. Cost of goods sold as a percentage of product sales, net, was 57% for the six-month period ended June 30 2009 compared to 102% for the same period in 2008. The percentage decrease is primarily due to higher margin on defibrotide sold through the named-patient program and price increases in the active pharmaceuticals ingredient business. The Company has fully expensed, in prior year, costs associated with the production of defibrotide; therefore, costs of goods sold do not reflect the full costs of production because of the active pharmaceuticals ingredients, labour and overhead costs incurred to produce defibrotide sold through the named-patient program were previously expensed.  Additionally, the higher percentage for the six-month period ended in 2008 was primarily due to the fact that product sales to a related party, Sirton, were not recognized after March 2008 due to Sirton's poor financial condition, and concerns over the collectibility of such receivables. If the Company would have recognized such revenue, cost of goods sold as a percentage of product sales would have been 85% for the six-month period ended June 2008.

Research and development expenses

The Company incurred research and development expenses of €1,808 for the six-month period ended June 30, 2009 compared to €5,368 for the same period in 2008. Research and development expenses for the six-month periods ended June 30, 2009 and 2008 are net of €710 and €1,140, respectively of government grants in the form of a tax credit, accrued as a decrease of expenses. Excluding such grants, research and development expense would have been €2,518 and €6,500 for the six-month periods ended June 30 2009 and 2008, respectively. Research and development expenses were primarily for the development of defibrotide to treat and prevent VOD. The decrease from the comparable period in 2008 is mainly due to timing of performance of clinical research organizations and regulatory activities, a reversal of €150 in accruals due to renegotiation of a contractual service fee with a CRO and to lower payroll costs due to the temporary layoffs under the Cassa Integrazione program during the six-month period ended June 30, 2009.

General and administrative expenses

General and administrative expenses were €2,760 for the six-month period ended June 30, 2009 compared to €4,800 million for the same period 2008. 2008 general and administrative expenses reflect the recording of an allowance for doubtful accounts of €1,504 which was partially released for €340 in 2009 due to legal compensation of accounts receivable against the same amount of account payables due to the same counterparty. The decrease in general and administrative expense is also attributable to lower payroll costs due to the temporary layoffs under the above defined Cassa Integrazione Guadagni program during the six-month-period ended June 30, 2009.

Depreciation and amortization expense

Depreciation and amortization expense was €465 for the six-month period ended June 30, 2009 compared to €559 for the comparable period in 2008. Depreciation expense excludes depreciation of our manufacturing facilities, which are included in the cost of goods sold.

Foreign currency exchange gain (loss)

Foreign currency exchange gain (loss) is primarily due to remeasurement of U.S. dollar cash balances. The positive result between 2009 and 2008 is due to a more favorable exchange rate in 2009 and a lower cash balance in 2009 versus 2008.

Interest income, net

Interest income (expense), net amounted to (€72) and €158 for the six-month period ended June 30, 2009 and 2008, respectively. Gross interest income amounted to €29 and €336 for the six-month period ended June 30, 2009 and 2008, respectively, a decrease of €307. The decrease is a result of a lower amount of invested funds in the six-month period ended June 30 2009 and decrease in interest rates. Interest expense totalled €101 and €178 for the six-month period ended June 30, 2009 and 2008, respectively, a decrease of €77 attributable to a fluctuation in interest rate and decrease of principal debt outstanding.

Net loss

Net loss was €3,453 for the six-month period ended June 30 2009 compared to €10,608 for the same period in 2008. The difference was primarily due to decrease in foreign exchange loss, lower research and development expenses and general and administrative expenses, decrease in other product revenue offset by an increase in product sales.

Liquidity and Capital Resources

As of June 30, 2009 and August 31, 2009, we held a cash balance of $1,385 and $0.64, respectively, that was denominated in U.S. dollars.  During the six-month period ended June 30, 2009, we used approximately €9,307 of cash to fund operations and working capital requirements and approximately €248 for capital expenditures and acquisition of intangible assets.  We funded these amounts from the following sources:

•	€3,624 in revenues, net; and

•	€11,491 from cash available at December 31, 2008.

At June 30, 2009, we had an aggregate of €3,896 in debt outstanding.  Additional information about the maturity and repayment obligations for this debt and interest rate structure and our material commitments for capital expenditures is provided below under “Contractual Obligations and Commitments.”

We expect to devote substantial resources to continue our research and development efforts, on regulatory expenses, and to expand our licensing and collaboration efforts. Our funding requirements will depend on numerous factors including:

•	the scope and results of our existing and any new clinical trials;

•	whether we are able to commercialize and sell defibrotide for the uses for which we are developing;

•	advancement of other product candidates in development;

•	the timing of, and the costs involved in, obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the costs associated with building a future commercial infrastructure;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and results of such litigation; and

•	our ability to establish and maintain additional collaborative arrangements.

We do not expect our revenues to increase significantly until we successfully obtain FDA and European regulatory marketing approval for, and begin selling, defibrotide to treat severe VOD and prevent VOD. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and European regulatory marketing approval for and to commercially launch defibrotide to treat severe VOD;

•	the receptivity of the capital markets to financings of biotechnology companies;

•	our ability to enter into additional collaborative arrangements with corporate and academic collaborators and the success of such relationships.

We believe that our cash and cash equivalent balances and anticipated cash flows from operations will be sufficient to meet our cash requirements through January of 2010.  However, in order for us to continue as a going concern beyond this point, we need to obtain capital from external sources.  If we are unable to obtain additional financing, we may be required to reduce the scope of, or delay or eliminate some or all of our planned research, development and commercialization activities, which could harm our financing condition and operating results.  Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could negatively impact our growth plans and our financial condition and results of operations. Additional equity financing may be dilutive to the holders of our ordinary shares and debt financing, if available, may involve significant cash payment obligations and covenants and/or financial ratios that restrict our ability to operate our business.  We are currently evaluating possible opportunities to raise capital either by means of a financing or strategic partnership.

Italian law provides for limits and restrictions on our issuance of debt securities, described in our risk factor in our Form 20-F for the year ended December 31, 2008 entitled, “We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.”  In order to issue new equity or debt securities convertible into equity, with some exceptions, we must increase our authorized capital through a process described in our risk factor in our Form 20-F for the year ended December 31, 2008 entitled, “The process of seeking to raise additional funds is cumbersome, subject to the verification of a notary public as to compliance with our bylaws and applicable law and may require prior approval of our shareholders at an extraordinary meeting.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

During the period ended June 30, 2009, there have been no new contractual obligations as contemplated by Item 303(a)(5) of Regulation S-K, and there have been no material changes to our major contractual obligations and commitments set forth in our latest annual report on Form 20-F.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates.  The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

As of June 30, 2009, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and the United States, that we believe are of acceptable credit quality.  We invest our cash in liquid instruments that meet high credit quality standards and generally have maturity at the date of purchase of less than three months.  We are exposed to exchange rate risk with respect to certain of our cash balances that are denominated in U.S. dollar.

Substantially all of our current revenue generating operations are transacted in, and substantially all of our assets and liabilities are denominated in the Euro.  In the future, we expect to transact business in the United States dollar and other currencies.  The value of the Euro against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions.  Any change in the value of the Euro relative to other currencies that we transact business with in the future could materially and adversely affect our cash flows, revenues and financial condition.  To the extent we hold assets denominated in United States dollars, any appreciation of the Euro against the United States dollar could result in a charge to our operating results and a reduction in the value of our United States dollar denominated assets upon remeasurement.